EX-99.23.h.4

Fund Administration

 Fee Schedule

Exhibit A

Name Of Series                                                                                      Date Added

Blue Chip Investors Fund                                                                          12/17/2001
Blue Chip Investor Horizon Fund                                                               __/__/2003

Annual fee per series based upon daily net asset of the series;

7 basis points on first $200 million

5 basis points on next $500 million

3 basis points on the balance

Minimum monthly fee: $2,000

Plus out-of pocket expense reimbursements, including but not limited to:

Proxies

Special reports

Printing of Annual Prospectus, SAI, Annual and Semi-Annual Reports

Federal and state regulatory filing fees

Certain insurance premiums

Expenses from board of trustees meetings

Auditing expenses

Legal expenses

Fees and out-of-pocket expense reimbursements are billed monthly